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                                                                                Exhibit 12(b)

                         Entergy Gulf States, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends



                                                                     1993      1994      1995     1996      1997     1998
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Fixed charges, as defined:
  Total Interest charges                                           $210,599   $204,134 $200,224  $193,890 $180,073  $178,220
  Interest applicable to rentals                                     23,455     21,539   16,648    14,887   15,747    16,927
                                                                   ---------------------------------------------------------
Total fixed charges, as defined                                     234,054    225,673  216,872   208,777  195,820   195,147

Preferred dividends, as defined (a)                                  65,299     52,210   44,651    48,690   30,028    32,031
                                                                   ---------------------------------------------------------

Combined fixed charges and preferred dividends, as defined         $299,353   $277,883 $261,523  $257,467 $225,848  $227,178
                                                                   =========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary
  items and the cumulative effect of accounting changes             $69,462   ($82,755)$122,919   ($3,887) $59,976   $46,393
  Add:
    Income Taxes                                                     58,016    (62,086)  63,244   102,091   22,402    31,773
    Fixed charges as above                                          234,054    225,673  216,872   208,777  195,820   195,147
                                                                   ---------------------------------------------------------

Total earnings, as defined (b)                                     $361,532    $80,832 $403,035  $306,981 $278,198  $273,313
                                                                   =========================================================

Ratio of earnings to fixed charges, as defined                         1.54       0.36     1.86      1.47     1.42      1.40
                                                                   =========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                       1.21       0.29     1.54      1.19     1.23      1.20
                                                                   =========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.


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